Exhibit 4
UNOFFICIAL ENGLISH TRANSLATION OF DUTCH LANGUAGE VERSION
EXPLANATION TO MERGER PROPOSAL
SHELL PETROLEUM N.V.
AND
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
The undersigned:
1.	a.	Jeroen van der Veer;
b.	Malcolm Arthur Brinded;

c.	Robert John Routs;

d.	Linda Zarda Cook; and

e.	Peter Robert Voser,
together constituting the entire Board of Management of Shell Petroleum N.V., a limited liability company, with corporate seat in The Hague, and address at: Carel van Bylandtlaan 30, 2596 HR The Hague, Trade Register number: 27002687 (the “Acquiring Company”);
and
2.	a.	Jeroen van der Veer;
b.	Linda Zarda Cook;

c.	Jhr Aarnout Alexander Loudon;

d.	Adrianus Gerardus Jacobs;

e.	Lawrence Robert Ricciardi; and

f.	Christina Jacqueline Michelle Morin-Postel,
together constituting the entire Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij, a limited liability company, with corporate seat in The Hague, and address at: Carel van Bylandtlaan 30, 2596 HR The Hague, Trade Register number: 27002690 (the “Disappearing Company”), whereas:
This is for each of the Disappearing Company and the Acquiring Company the explanation within the meaning of section 2:313 paragraph 1 Civil Code (“CC”) to the merger proposal of the same date hereof.
hereby declare:
Merger
1.	The Acquiring Company and the Disappearing Company have the intention to merge pursuant to Part 7 Chapters 2 and 3 Book 2 CC, pursuant to which the Acquiring Company shall acquire all the assets and liabilities of the Disappearing Company by universal succession of title and by which the Disappearing Company shall cease to exist.

Reasons
2.	The following reasons for the merger are applicable to the Acquiring Company and the Disappearing Company: to achieve governance, management, and fiscal efficiencies. The merger will simplify the organisational structure of the Shell Group (being Royal Dutch Shell plc (“Royal Dutch Shell”) and its subsidiaries and subsidiary undertakings). The restructuring will also allow the Shell Group to realise overall tax efficiencies for 2005 and thereafter by unifying the Dutch tax resident companies into one Dutch fiscal group and the U.K. tax resident companies into one U.K. fiscal group. In particular, completion of the merger in 2005 will allow for tax consolidation of the Acquiring Company and the Disappearing Company under Dutch law from 1 January 2005. In addition, the merger will eliminate the potential investor confusion of having, and the duplicative and administrative burdens associated with, maintaining two publicly held holding companies in the Shell Group. The merger will also allow Royal Dutch Shell to acquire 100% of the interests in the Disappearing Company as contemplated in the unification transaction, on a basis that is likely to be less time consuming and procedurally more efficient than the implementation of statutory squeeze-out proceedings under Dutch law. Another benefit of the merger compared with Dutch squeeze-out proceedings is that it allows the loan note alternative to be included in the merger proposal.
Activities
3.	With respect to the activities of the companies to be merged, the result will be that the Acquiring Company will continue the activities of the Disappearing Company.
Legal consequences
4.	From a legal point of view the merger results in the Disappearing Company ceasing to exist and its assets and liabilities being acquired by the Acquiring Company by universal succession of title. Upon completion of the merger and the restructuring Royal Dutch Shell will hold a 100% interest in the Acquiring Company.
Economic and social consequences
5.	From an economic point of view the merger is expected to lead to tax and cost savings.

From a social point of view the merger shall have no consequences because the Disappearing Company has no employees.
Merger share exchange ratio
6.	The merger share exchange ratio as set forth in paragraph 12 of the merger proposal has been determined as follows:

The merger proposal is made for the reasons stated in paragraph 2 above. As explained, the proposed form of merger also offers an opportunity for Royal Dutch Shell to acquire a 100% interest in the Disappearing Company on a basis that is likely to be less time-consuming and more efficient than the implementation of statutory squeeze-out proceedings under Dutch law and against payment of an amount in cash to the minority holders of shares in the Disappearing Company (i.e., those shareholders other than Royal Dutch Shell), which is fair from a financial point of view to the minority shareholders. An additional advantage of the chosen form of merger is that loan notes can be offered to certain U.K. holders of shares in the share capital of the Disappearing Company, which alternative would not be available in statutory squeeze-out proceedings under Dutch law.

With these objectives in mind the merger share exchange ratio and the cash amount payable to the minority shareholders, who pursuant to the merger share exchange ratio will not be entitled to receive one share in the share capital of the Acquiring Company, have been set on the following basis:

The merger share exchange ratio has been calculated such that no single minority shareholder will be allotted a share in the share capital of the Acquiring Company. Consequently the minority shareholders will be entitled to an amount in cash or, if a minority shareholder is a qualifying U.K. resident then, at the option of such minority shareholder, loan notes in lieu of cash.

Prior to the merger, the total number of issued and outstanding shares in the share capital of the Disappearing Company is 3,449,200,000. Upon the merger, a portion of this number of shares will be exchanged for 105 class A shares in the share capital of the Acquiring Company with a nominal value of EUR 200,000,000 each and 1 class B share in the share capital of the Acquiring Company with a nominal value of EUR 178,376,978. This gives the exchange ratio of 31,978,937 shares per class A share and 28,521,530 shares for the class B share. A holder must be allotted all 105 class A shares in order to be allotted the class B share. A holder of shares in the share capital of the Disappearing Company, who, in accordance with the above, is allotted the B share in the share capital of the Acquiring Company, will not receive any consideration for further shares it holds in the Disappearing Company. All of the class A shares and the class B share will in fact be allotted to Royal Dutch Shell.

Bearing in mind the objectives stated above no separate valuation of the Disappearing Company has been performed for the purpose of determining the number of shares which will be allotted to Royal Dutch Shell, because such a valuation would not affect the merger share exchange ratio. Any valuation method consistently applied to both the Disappearing Company and the Acquiring Company in this case would give Royal Dutch Shell a 100% interest in the Acquiring Company in exchange for its approximately 99.1% interest in the Disappearing Company given a cash consideration is paid to the minority shareholders of the Disappearing Company. The merger share exchange ratio for this purpose is derived from the number of shares in the share capital of the Disappearing Company held by the minority shareholders, not the value of the underlying assets and from the shares in the capital of the Acquiring Company at the time the merger becomes effective which has been arranged to enable the Acquiring Company to pay to the minority shareholders an amount in cash — or loan notes, as applicable — which is fair from a financial point of view to these minority shareholders. It should be noted in this respect that Dutch law provides that the aggregate amount of cash together with the aggregate value of the loan notes, payable to the minority shareholders cannot exceed 10% of the aggregate par value of the shares allotted by the Acquiring Company. Hence, the par value of the shares to be allotted by the Acquiring Company has been set at a relatively high amount.
The cash amount which pursuant to the merger share exchange ratio will be payable in respect of shares in the Disappearing Company held by the minority shareholders, is determined to be EUR 52.21 per share with a par value of EUR 0.56 each in the share capital of the Disappearing Company as of 31 October 2005. Holders of shares in the share capital of the Disappearing Company on the applicable record date will also receive the Royal Dutch interim dividend for the third quarter of 2005 of EUR 0.46 per share (or USD 0.5556 per share for holders of New York registered shares) which will be payable on 15 December 2005. As would be the case in Dutch statutory squeeze-out proceedings, it is provided (a) for interest to accrue on the merger consideration at the statutory rate of 4% per annum from 31 October 2005 until the effective date of the merger, to be paid as part of the consideration under the merger, and (b) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount. As the interim dividend is expected to exceed the amount of interest accrued at 4% per annum from 31 October until the expected effective date of the merger, no interest is expected to be payable. For shares in the share capital of the Disappearing Company on the New York Register, the euro amount will be paid in US Dollars based on the noon buying rate for euro in the city of New York for cable transfers as certified for customs purposes and as announced by the Federal Reserve Bank of New York on the business day prior to the date that the merger between the Disappearing Company and the Acquiring Company becomes effective.

The cash amount is arrived at by using the valuation methodology explained in the disclosure document referred to in paragraph 9.

Application of the same methodology for the valuation of all shares in the share capital of the Disappearing Company would result in a value equal to EUR 180,082,732,000. Consequently the methodology applied would result in the same total underlying value of the share capital which is to be allotted by the Acquiring Company plus the amount of cash consideration and the loan notes.

In connection with the evaluation of the exchange ratio and the merger consideration pursuant thereto, it is noted that the reclassification would occur in connection with the election by eligible U.K. resident shareholders to receive loan notes. In the event the merger is not completed before 1 January 2006 and the Implementation Agreement among, Royal Dutch Shell, the Disappearing Company, the Acquiring Company, The Shell Transport and Trading Company Limited and The Shell Petroleum Company Limited is terminated, the parties are obligated to take all reasonable steps to effectively reverse any steps taken in the merger and the restructuring to the extent legally permissible and as determined by them to be practicable in the circumstances. In such circumstance, the articles of association of the Disappearing Company could be amended to return to the original articles of association with the vote of the majority of the share capital voting together, so that the vote of the shares held by Royal Dutch Shell would control the outcome.

For the application of the valuation methodology, the Board of Management of the Disappearing Company has assumed that all shares in its capital have equal rights.

The Boards of Management of each of the Disappearing Company and the Acquiring Company have determined that the value of a loan note is not higher than the cash amount.

The method for determining the merger share exchange ratio and the merger consideration pursuant thereto is explained or referred to above; this method is suitable in this case and application of such method has lead to the result as explained or referred to above. No difficulties have arisen with the valuation and determination of the merger share exchange ratio and the consideration pursuant thereto.
Completion
7.	Pursuant to the merger share exchange ratio as described in section 12 of the merger proposal, consideration in cash will be payable by the Acquiring Company to the extent possible in the manner in which the Disappearing Company is used to pay dividends and interim dividends to shareholders except that holders of shares of the New York registry will be paid in accordance with the procedures set out in the disclosure document referred to in paragraph 9. The Acquiring Company intends to place advertisements in the week in which the merger deed will be executed in the same newspapers in which the Disappearing Company is used to announce dividend payments and to make other announcements, which advertisements and announcements will set forth the details of the cash consideration payment as well as the corresponding measures with regard to, e.g., the surrender of share certificates.

Consideration in the form of loan notes will be made available to qualifying U.K. resident minority shareholders (in respect of whom a duly completed election form has been received prior to the end of the election period) as follows:
a.	Bearer shares represented by individualised K-certificates:

Individualised K-certificates together with all unexpired dividend coupons must be delivered to ABN AMRO Bank N.V. prior to the end of the election period. By signing the election form, the holder requests that his shares be registered in his name. The related redenomination of Dutch guilder denominated bearer shares into euro denominated registered shares will occur on the basis of the provisions in the articles of association of the Disappearing Company. The electing shareholder also agrees to the proposed merger and the preceding amendment of the articles of association of the Disappearing Company whereby his shares will be reclassified into class Y shares in accordance with the second amendment of the articles of association of the Disappearing Company. Upon the merger becoming effective, all shares in the Disappearing Company will disappear and loan notes will be issued in registered form in the name of the electing shareholder.
b.	Registered shares in the The Hague Register:

By signing the election form, the electing shareholder agrees to the proposed merger and the preceding amendment of the articles of association of the Disappearing Company whereby his shares will be reclassified into class Y shares. Upon the merger becoming effective, all shares in the Disappearing Company will disappear and loan notes will be issued in registered form in the name of the electing shareholder.

c.	Registered shares in the New York register (shares directly in the name of the shareholder):

By signing the election form, the electing shareholder agrees to the proposed merger and the preceding amendment of the articles of association of the Disappearing Company whereby his shares will be reclassified into class Y shares. Upon the merger becoming effective, all shares in the Disappearing Company will disappear and loan notes will be issued in registered form in the name of the electing shareholder.

d.	Registered shares in the New York register (shares held through The Depositary Trust Company (DTC)):

By signing the election form, the electing beneficial owner agrees to the proposed merger and the preceding amendment of the articles of association of the Disappearing Company. The beneficial owner will furthermore have to arrange for the transfer of the shares from DTC to registered shares in his own name. The shares that are the subject of the election will then be reclassified into class Y shares. Upon the merger becoming effective, all shares in the Disappearing Company will disappear and loan notes will be issued in registered form directly in the name of the electing beneficial owner (then holder of registered shares in the New York register).

e.	Bearer shares held (in)directly through a financial institution affiliated with Euroclear Nederland:

The shares must be transferred to a special account with ABN AMRO Bank N.V. prior to the end of the election period. By signing the election form, the holder requests that his shares be registered in his name. The electing shareholder also agrees to the proposed merger and the preceding amendment of the articles of association of the Disappearing Company whereby his shares will be reclassified into class Y shares. Upon the merger becoming effective, all shares in the Disappearing Company will disappear and loan notes will be issued in registered form to the electing shareholder.

Language
8.	A non-official English translation of the merger proposal will be available. The Dutch language version is binding.
Deposit of documents at the offices of the companies
9.	This explanation shall be deposited at the offices of the merging companies together with the following documents:
–	the merger proposal;

–	annexes A up to and including E as referred to in the merger proposal;

–	the adopted annual accounts of the Acquiring Company and of the Disappearing Company for the financial years 2002, 2003 and 2004, together with the auditors statements thereto;

–	the annual reports of the Acquiring Company and of the Disappearing Company for the financial years 2002, 2003 and 2004;

–	the interim financial statements for the Acquiring Company and for the Disappearing Company dated 30 September 2005 within the meaning of section 2:313 paragraph 2 CC drawn up in accordance with the format and valuation methods applied in the most recent adopted annual accounts;

–	the auditors’ statements pursuant to section 2:328 paragraph 1 CC;

–	the press release dated 31 October 2005;

–	the auditors’ report pursuant to section 2:328 paragraph 2 CC;

–	the text of a disclosure document relating to the merger of the Disappearing Company and the Acquiring Company; and

–	the Implementation Agreement dated 31 October 2005 between Royal Dutch Shell plc, the Disappearing Company, The Shell Transport and Trading Company Limited, the Acquiring Company, and The Shell Petroleum Company Limited.

In evidence whereof:
this explanation to the merger proposal was signed in the manner set out below.
Acquiring Company

/s/ J. van der Veer	/s/ M.A. Brinded

Name: J. van der Veer	Name: M.A. Brinded
Title: Director	Title: Director
On: 31 October 2005	On: 31 October 2005

/s/ R.J. Routs	/s/ L.Z. Cook

Name: R.J. Routs	Name: L.Z. Cook
Title: Director	Title: Director
On: 31 October 2005	On: 31 October 2005

/s/ P.R. Voser

Name: P.R. Voser
Title: Director
On: 31 October 2005

Disappearing Company

/s/ J. van der Veer	/s/ L.Z. Cook

Name: J. van der Veer	Name: L.Z. Cook
Title: Executive Director	Title: Executive Director
On: 31 October 2005	On: 31 October 2005

/s/ Jhr A.A. Loudon	/s/ A.G. Jacobs

Name: Jhr A.A. Loudon	Name: A.G. Jacobs
Title: Non-Executive Director	Title: Non-Executive Director
On: 31 October 2005	On: 31 October 2005

/s/ L.R. Ricciardi	/s/ Ch.J.M. Morin-Postel

Name: L.R. Ricciardi	Name: Ch.J.M. Morin-Postel
Title: Non-Executive Director	Title: Non-Executive Director
On: 31 October 2005	On: 31 October 2005